August 22, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amy Geddes
Adam Phippen
Rucha Pandit
Taylor Beech

Re:	Global Technology Acquisition Corp. I Registration Statement on Form F-4 Filed May 24, 2024 File No. 333-279689 Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Global Technology Acquisition Corp. I (the “Company”) hereby requests the withdrawal of its Registration Statement on Form F-4, File Number 333-279689 (the “Registration Statement”), relating to the proposed business combination between the Company and Tyfon Culture Holdings Limited.

This application is being made because the transaction contemplated by the Registration Statement has been terminated and is not proceeding. No securities have been sold or issued under the Registration Statement. Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

Should you have any questions regarding this matter, please call Michael Heinz of Sidley Austin LLP, at (212) 839-5444.

Sincerely,

/s/ Thomas Hennessy
Thomas Hennessy
Chief Executive Officer